# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hamilton Lane Incorporated, CIK 0001433642
CUSIP: 407497106
Title of class of securities: Class A Common Stock, par value $0.001
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 02/12/2025
Filed by CIK 0001273303
Persons authorized to receive notices and communications: Lydia Gavalis, Hamilton Lane Incorporated, 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428, 610-934-2222; Matthew H. Meyers, Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, Pennsylvania (PA), 19103, 215-988-2700; Griffin D. Foster, Faegre Drinker Biddle & Reath LLP, 600 E. 96th Street, Suite 600, Indianapolis, Indiana (IN), 46240, 215-988-2700

## Reporting persons
- HLA Investments, LLC (CIK 0001273303): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,657,470; sole dispositive power 8,928,927; shared dispositive power 0; aggregate amount beneficially owned 15,657,470 (28.1% of the class)
- HRHLA, LLC (CIK 0001698063): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,657,470; sole dispositive power 6,760,922; shared dispositive power 2,168,005; aggregate amount beneficially owned 15,657,470 (28.1% of the class)
- Hartley R. Rogers (CIK 0001577084): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,657,470; sole dispositive power 6,760,922; shared dispositive power 2,168,005; aggregate amount beneficially owned 15,657,470 (28.1% of the class)
- Hamilton Lane Advisors, Inc. (CIK 0000886962): type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,028,699; sole dispositive power 1,028,699; shared dispositive power 0; aggregate amount beneficially owned 1,028,699 (2.3% of the class)
- Mario L. Giannini (CIK 0001698053): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,408,829; sole dispositive power 1,125,197; shared dispositive power 283,632; aggregate amount beneficially owned 1,408,829 (3.2% of the class)
- Kyera Giannini (CIK 0001761415): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 213,648; sole dispositive power 213,648; shared dispositive power 0; aggregate amount beneficially owned 213,648 (0.5% of the class)
- Nicole Giannini (CIK 0001761400): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 213,648; sole dispositive power 213,648; shared dispositive power 0; aggregate amount beneficially owned 213,648 (0.5% of the class)
- The 2008 Sexton Des. Trust FBO Laura Sexton (CIK 0001698725): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 291,233; sole dispositive power 0; shared dispositive power 291,233; aggregate amount beneficially owned 291,233 (0.7% of the class)
- The 2008 Sexton Des. Trust FBO Matthew Sexton (CIK 0001698728): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 291,233; sole dispositive power 0; shared dispositive power 291,233; aggregate amount beneficially owned 291,233 (0.7% of the class)
- O. Griffith Sexton (CIK 0001338580): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 603,401; sole dispositive power 20,935; shared dispositive power 582,466; aggregate amount beneficially owned 603,401 (1.4% of the class)
- Oakville Number 2 Trust (CIK 0001699245): type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 480,022; sole dispositive power 0; shared dispositive power 480,022; aggregate amount beneficially owned 480,022 (1.1% of the class)
- Rysaffe Trustee CO (CI) Limited (CIK 0001699649): type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 480,022; sole dispositive power 0; shared dispositive power 480,022; aggregate amount beneficially owned 480,022 (1.1% of the class)
- Edward B. Whittemore (CIK 0001698930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 105,000; sole dispositive power 0; shared dispositive power 105,000; aggregate amount beneficially owned 105,000 (0.2% of the class)
- Laurence F. Whittemore (CIK 0001699000): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,880; sole dispositive power 0; shared dispositive power 91,880; aggregate amount beneficially owned 91,880 (0.2% of the class)
- Michael Schmertzler (CIK 0001288952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 625,005; sole dispositive power 0; shared dispositive power 625,005; aggregate amount beneficially owned 625,005 (1.4% of the class)
- Erik R. Hirsch (CIK 0001698098): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,741,441; sole dispositive power 1,741,441; shared dispositive power 0; aggregate amount beneficially owned 1,741,441 (3.9% of the class)
- Juan Delgado-Moreira (CIK 0001698040): type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,830,791; sole dispositive power 1,830,791; shared dispositive power 0; aggregate amount beneficially owned 1,830,791 (4.2% of the class)
- Paul Yett (CIK 0001698029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 231,182; sole dispositive power 231,182; shared dispositive power 0; aggregate amount beneficially owned 231,182 (0.5% of the class)
- Kevin J. Lucey (CIK 0001698398): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tara Devlin (CIK 0001698396): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 212,429; sole dispositive power 212,429; shared dispositive power 0; aggregate amount beneficially owned 212,429 (0.5% of the class)
- Stephen R. Brennan (CIK 0001698523): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 185,703; sole dispositive power 185,703; shared dispositive power 0; aggregate amount beneficially owned 185,703 (0.4% of the class)
- Andrea Anigati Kramer (CIK 0001698324): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 429,832; sole dispositive power 429,832; shared dispositive power 0; aggregate amount beneficially owned 429,832 (1% of the class)
- Michael Kelly (CIK 0001698486): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 80,000; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (0.2% of the class)
- Thomas Kerr (CIK 0001698030): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 189,301; sole dispositive power 189,301; shared dispositive power 0; aggregate amount beneficially owned 189,301 (0.4% of the class)
- David Helgerson (CIK 0001332122): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 195,068; sole dispositive power 195,068; shared dispositive power 0; aggregate amount beneficially owned 195,068 (0.4% of the class)
- Michael Donohue (CIK 0001698304): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 59,368; sole dispositive power 59,368; shared dispositive power 0; aggregate amount beneficially owned 59,368 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001
Name of issuer: Hamilton Lane Incorporated
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428
Comment: This Amendment No. 13 to Schedule 13D (this "Amendment No. 13") is being filed with respect to the Class A Common Stock, $0.001 par value, of Hamilton Lane Incorporated, a Delaware corporation (the "Issuer"), to amend and supplement the Schedule 13D filed on March 17, 2017 (as amended and supplemented to date, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on March 17, 2017.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety:

As of the date of this Amendment No. 13:

(i) HLAI beneficially owns 15,657,470 shares of Class A common stock as holder of 8,448,912 Class B units and because it has voting control over an additional 7,208,465 shares of Class A common stock. HLAI's principal business is to hold Class B units of HLA and Class B common stock of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors.
(ii) HRHLA beneficially owns 15,657,470 shares of Class A common stock as the managing member of HLAI. HRHLA's principal business is to hold the membership interests in HLAI representing its ownership in the Issuer.
(iii) Hartley R. Rogers beneficially owns 15,657,470 shares of Class A common stock, which includes 6,760,922 shares as the managing member of HRHLA.
(iv) HLA Inc. beneficially owns 1,028,699 shares of Class A common stock as holder of 1,028,699 Class B units. HLA Inc.'s principal business is to hold Class B units on behalf of Mario L. Giannini, its sole stockholder and director.
(v) Mario L. Giannini beneficially owns 1,408,829 shares of Class A common stock, which includes the 1,028,699 shares of Class A common stock beneficially held by HLA Inc., 283,632 shares of Class A common stock beneficially held as a result of his ownership interest in HLAI, and 96,498 shares of Class A common stock held directly.
(vi) Kyera Giannini beneficially owns 213,648 shares of Class A common stock as a result of her ownership interest in HLA.
(vii) Nicole Giannini beneficially owns 213,648 shares of Class A common stock as a result of her ownership interest in HLA.
(viii) The Laura Sexton Trust beneficially owns 291,233 shares of Class A common stock as a result of its ownership interest in HLAI.
(ix) The Matthew Sexton Trust beneficially owns 291,233 shares of Class A common stock as a result of its ownership interest in HLAI.
(x) O. Griffith Sexton beneficially owns 603,401 shares of Class A common stock, which includes 582,466 shares as sole trustee of the two Sexton family trusts and 20,935 shares of Class A common stock held directly.
(xi) Oakville Trust directly owns 480,015 shares of Class A common stock and beneficially owns an additional 7 shares of Class A common stock as a result of the Oakville Trust's ownership interest in HLAI. Rysaffe, the trustee of Oakville Trust, beneficially owns all of such shares.
(xii) Edward B. Whittemore beneficially owns 105,000 shares of Class A common stock as a result of his ownership interest in HLAI.
(xiii) Laurence F. Whittemore beneficially owns 91,880 shares of Class A common stock as a result of his ownership interest in HLAI.
(xiv) Michael Schmertzler beneficially owns 625,005 shares of Class A common stock as a result of his ownership interest in HLAI.
(xv) The Management Investors collectively beneficially own 1,513,390 shares of Class A common stock directly, an additional 1,229,007 shares of restricted Class A common stock subject to vesting, and 2,412,625 shares of Class A common stock as holders of 2,129,192 Class B units and 283,433 Class C units held by HLMI. Pursuant to and under the terms and conditions of the exchange agreement, as amended (the "Exchange Agreement"), each Management Investor may exchange such Class B units and Class C units for shares of Class A common stock on a one-for-one basis.

Each Reporting Person, other than Mr. Rogers, HLAI and HRHLA, disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person's pecuniary interest therein. Ms. Devlin also disclaims beneficial ownership of 846 shares of Class A common stock owned by her son, who lives at her home.
Residence or business address: The business address of each of the Reporting Persons is c/o Hamilton Lane Incorporated, 110 Washington Street, Suite 1300, Conshohocken, PA 19428.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety:

Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

Hartley R. Rogers is Executive Co-Chairman and Director at the Issuer.
Mario L. Giannini is Executive Co-Chairman and Director at the Issuer.
Erik R. Hirsch is Co-Chief Executive Officer and Director at the Issuer.
Juan Delgado-Moreira is Co-Chief Executive Officer and Director at the Issuer.
Andrea Anigati Kramer is Chief Operating Officer at the Issuer.
Stephen R. Brennan is Head of Private Wealth Solutions at the Issuer.
Tara Devlin is Managing Director, Client Solutions at the Issuer.
David Helgerson is Managing Director, Direct Equity Investments at the Issuer.
Thomas Kerr is Co-Head of Investments, Co-Head of Secondaries at the Issuer.
Paul Yett is a Managing Director at the Issuer.
Citizenship: Each natural person identified in this Item 2 is a citizen of the United States except for Mr. Delgado-Moreira, who is a citizen of Spain. Each entity identified in this Item 2 is organized under the laws of Delaware, other than Hamilton Lane Advisors, Inc., which is a Pennsylvania corporation, Oakville Trust and Rysaffe, which are governed by the laws of Guernsey, and the Sexton Trusts, which are New York trusts.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Issuer conducted a registered offering of Class A common stock, which closed on February 12, 2025 (the "February 2025 Offering"). In connection with the February 2025 Offering, Hartley Rogers (the "Selling Stockholder") sold 10,255 shares of Class A common stock, and the Issuer sold 1,562,281 shares of Class A common stock for $159.00 per share to Morgan Stanley & Co. LLC. The Issuer did not receive any proceeds from the sale of Class A common stock by the Selling Stockholder. The proceeds from the Issuer's sale of shares of Class A common stock were used to settle in cash exchanges of Class B units (along with payment of the par value of a corresponding number of redeemed shares of Class B common stock) and Class C units of HLA by certain of the Reporting Persons. The redeemed shares of Class B common stock were cancelled.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 to this Amendment No. 13 is hereby incorporated by reference.

Pursuant to lock-up agreements, the Issuer, HLA, certain directors and executive officers and certain of the Reporting Persons (collectively owning approximately 26.9% of the Issuer's common stock as of February 12, 2025) agreed that, without the prior written consent of the underwriter for the February 2025 Offering, they will not, subject to specified exceptions, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's common stock or any securities convertible into or exercisable or exchangeable for such common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer's common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of the Issuer's common stock or any security convertible into or exercisable or exchangeable for such common stock for a period of 45 days after the date of the prospectus supplement related to the February 2025 Offering.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date of this Amendment No. 13:

(i) HLAI beneficially owns a total of 15,657,470 shares of Class A common stock, representing 28.1% of the Class A common stock outstanding.
(ii) HRHLA beneficially owns a total of 15,657,470 shares of Class A common stock, representing 28.1% of the Class A common stock outstanding.
(iii) Hartley R. Rogers beneficially owns a total of 15,657,470 shares of Class A common stock, representing 28.1% of the Class A common stock outstanding.
(iv) HLA Inc. beneficially owns a total of 1,028,699 shares of Class A common stock, representing 2.3% of the Class A common stock outstanding.
(v) Mario L. Giannini beneficially owns a total of 1,408,829 shares of Class A common stock, representing 3.2% of the Class A common stock outstanding.
(vi) Kyera Giannini beneficially owns a total of 213,648 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(vii) Nicole Giannini beneficially owns a total of 213,648 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(viii) O. Griffith Sexton beneficially owns a total of 603,401 shares of Class A common stock, representing 1.4% of the Class A common stock outstanding.
(ix) Laura Sexton Trust beneficially owns a total of 291,233 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(x) Matthew Sexton Trust beneficially owns a total of 291,233 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xi) Oakville Trust beneficially owns a total of 480,022 shares of Class A common stock, representing 1.1% of the Class A common stock outstanding.
(xii) Rysaffe beneficially owns a total of 480,022 shares of Class A common stock, representing 1.1% of the Class A common stock outstanding.
(xiii) Edward B. Whittemore beneficially owns a total of 105,000 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xiv) Laurence F. Whittemore beneficially owns a total of 91,880 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xv) Michael Schmertzler beneficially owns a total of 625,005 shares of Class A common stock, representing 1.4% of the Class A common stock outstanding.
(xvi) Erik R. Hirsch beneficially owns a total of 1,741,441 shares of Class A common stock, representing 3.9% of the Class A common stock outstanding.
(xvii) Juan Delgado-Moreira beneficially owns a total of 1,830,791 shares of Class A common stock, representing 4.2% of the Class A common stock outstanding.
(xviii) Paul Yett beneficially owns a total of 231,182 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xix) Kevin J. Lucey no longer beneficially owns any shares of Class A common stock.
(xx) Tara Devlin beneficially owns a total of 212,429 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xxi) Stephen R. Brennan beneficially owns a total of 185,703 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xxii) Andrea Anigati Kramer beneficially owns a total of 429,832 shares of Class A common stock, representing 1.0% of the Class A common stock outstanding.
(xxiii) Michael Kelly beneficially owns a total of 80,000 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xxiv) Thomas Kerr beneficially owns a total of 189,301 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xxv) David Helgerson beneficially owns a total of 195,068 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xxvi) Michael Donohue beneficially owns a total of 59,368 shares of Class A common stock, representing less than 1% of the Class A common stock outstanding.
(xxvii) Total for group: As a group, the Reporting Persons may be deemed to beneficially own a total of 15,657,470 shares of Class A common stock, representing 28.1% of the Class A common stock outstanding.

All percentages of Class A common stock reported herein are determined based on the number of shares of Class A common stock (43,337,232) issued and outstanding as of February 12, 2025 and assuming all outstanding Class B units and Class C units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A common stock on a one-for-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 13 is hereby incorporated herein by reference.

The following sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected during the last 60 days.

On February 12, 2025 in connection with the February 2025 Offering the Reporting Persons exchanged Class B and/or Class C Units in the amounts indicated below. At the Issuer's election, the exchanges were settled in cash at a price of $159.00. Pursuant to the Exchange Agreement, the Class B and C Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer's election, for cash.

(i) Hartley R. Rogers exchanged 139,745 Class B units, representing securities owned indirectly by Mr. Rogers through HLAI. Mr. Rogers is the manager of HRHLA, LLC, the managing member of HLAI. HLAI distributed the HLA units to HRHLA, LLC in order to facilitate the exchange.
(ii) The Laura Sexton Trust exchanged 25,000 Class B units, representing securities owned indirectly by The 2008 Sexton Des. Trust FBO Laura Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton serves as the sole trustee of this trust.
(iii) The Matthew Sexton Trust exchanged 25,000 Class B units, representing securities owned indirectly by The 2008 Sexton Des. Trust FBO Matthew Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton serves as the sole trustee of this trust.
(iv) Edward B. Whittemore exchanged 15,000 Class B units, representing securities owned indirectly by him through HLAI. HLAI distributed the HLA units to Mr. Whittemore in order to facilitate the exchange.
(v) Laurence Whittemore exchanged 65,000 Class B units, representing securities owned indirectly by him through HLAI. HLAI distributed the HLA units to Mr. Whittemore in order to facilitate the exchange.
(vi) Michael Schmertzler exchanged 100,000 Class B units, representing securities owned indirectly by him through HLAI. HLAI distributed the HLA units to Mr. Schmertzler in order to facilitate the exchange.
(vii) HLA Inc. exchanged 1,000,000 Class B units.
(viii) Kyera Giannini exchanged 25,000 Class B units.
(ix) Nicole Giannini exchanged 25,000 Class B units.
(x) Stephen Brennan exchanged 10,000 Class C units, representing securities held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.
(xi) Kevin Lucey exchanged 65,997 Class B units and 25,557 Class C units, representing securities held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.
(xii) Michael Kelly exchanged 20,000 Class C units, representing securities held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.
(xiii) David Helgerson exchanged 5,000 Class C units, representing securities held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.
(xiv) HLAI exchanged 369,745 Class B units in connection with exchanges effected by Hartley R. Rogers, The Laura Sexton Trust, The Matthew Sexton Trust, Michael Schmertzler, Edward B. Whittemore, and Laurence Whittemore. See sections (i-vi) of this Item 5(c).
(xv) HRHLA exchanged 369,745 Class B units in connection with exchanges effected by Hartley R. Rogers, The Laura Sexton Trust, The Matthew Sexton Trust, Michael Schmertzler, Edward B. Whittemore, and Laurence Whittemore. See sections (i-vi) of this Item 5(c). HRHLA is the managing member of HLAI.

On February 12, 2025 in connection with the February 2025 Offering, Mr. Rogers sold 10,255 shares of Class A common stock at a price of $159.00 pursuant to an underwriting agrement dated February 10, 2025.

On December 31, 2024, the Reporting Persons purchased Class A common stock of the Issuer through the Issuer's Employee Share Purchase Plan at a price of $125.84 as follows: Andrea Anigati Kramer purchased 42 shares, Stephen Brennan purchased 42 shares, and Tara Devlin purchased 7 shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Stockholders Agreement terminated pursuant to its terms with respect to Kevin J. Lucey on February 12, 2025 due to the fact that Mr. Lucey ceased to beneficially own any units of HLA as of that date. As a result, Mr. Lucey is no longer a Reporting Person hereunder. Other than with respect to Mr. Lucey, the Stockholders Agreement remains in full force and effect.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Form of Lock-Up Agreement.

## Signatures
- HLA Investments, LLC: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- HRHLA, LLC: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Hartley R. Rogers: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Hamilton Lane Advisors, Inc.: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Mario L. Giannini: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Kyera Giannini: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Nicole Giannini: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- The 2008 Sexton Des. Trust FBO Laura Sexton: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- The 2008 Sexton Des. Trust FBO Matthew Sexton: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- O. Griffith Sexton: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Oakville Number 2 Trust: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Rysaffe Trustee CO (CI) Limited: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Edward B. Whittemore: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Laurence F. Whittemore: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Michael Schmertzler: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Erik R. Hirsch: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Juan Delgado-Moreira: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Paul Yett: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Kevin J. Lucey: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Tara Devlin: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Stephen R. Brennan: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Andrea Anigati Kramer: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Michael Kelly: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Thomas Kerr: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- David Helgerson: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)
- Michael Donohue: /s/ Lauren Platko, Attorney-in-Fact, Lauren Platko, Attorney-in-Fact (02/14/2025)